UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras receives R$ 425 million as a result of leniency agreements and repatriations

Rio de Janeiro, July 25, 2019—Petróleo Brasileiro S.A.—Petrobras reports that it received this week R$ 425 million as a result of leniency agreements and repatriations carried out by the Federal Prosecutor’s Office. Thus, the total amount of funds returned to the company as a result of cooperation, leniency agreements and repatriation exceeds R$ 4 billion.

Such return involves: (i) R$ 313 million, related to the payment of the first installment of the Technip and Flexibras leniency agreement entered into with the Federal Prosecutor’s Office, the Government Accountability Office and the Federal Attorney General; (ii) R$ 45 million, due to an installment of the leniency agreement between Camargo Correa and the Federal Prosecutor’s Office; and (iii) R$ 67 million from individuals involved in acts of corruption discovered in Operation Car Wash.

Additionally, the agreement with Technip and Flexibras also provides for two additional payments to Petrobras, in 2020 and 2021, each in the amount of R$ 253 million, which will be accounted for upon their actual receipt.

Petrobras reaffirms its commitment to take applicable actions, seeking the appropriate compensation for damages resulting from unlawful acts committed.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer